Filed by Genomic Health, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Genomic Health, Inc.

Subject Company: Genomic Health, Inc,

SEC File No.: 000-51541

Date: August 2, 2019

GENOMIC HEALTH, INC.

Employee Q&A

As you are aware, on July 28, 2019, Exact Sciences and Genomic Health entered into a definitive agreement under which Exact Sciences will combine with Genomic Health in a cash and stock transaction valued at approximately $2.8 billion. The transaction will create a leading global cancer diagnostics company with two of the strongest and fastest-growing brands in cancer diagnostics.

We believe this is a very compelling transaction for all of our stakeholders, including our employees.  We realize that employees have many questions related to our total rewards programs, and we are committed to keeping you informed during the period of time leading up to closing.

It is very early in the process and there are many important decisions that need to be made. However, we have received a number of questions from employees and have prepared the below answers to some of the most commonly asked questions with respect to the treatment of equity awards, the ESPP and other compensation and benefits matters.  It is important that we all remain focused on our day-to-day responsibilities on behalf of our patients, and please keep in mind that it is business as usual until the transaction closes.

If you have a question that is not addressed, please submit it to Kim McEachron.  We plan to send periodic updates as additional information becomes available and decisions are finalized.  Thank you again for your hard work and dedication to Genomic Health and the patients we serve.

In addition to this Q&A, you should also read the Merger Agreement, and in particular Sections 2.3 and 5.10, a copy of which is available on our investor relations webpage (see Exhibit 2.1).  While we believe this Q&A is a helpful resource, the definitive treatment of employee matters, including equity awards, is as set forth in the Merger Agreement.  In the event of any conflict between this Q&A and the Merger Agreement, the terms of the Merger Agreement govern, and nothing in this Q&A will be deemed to vary the terms of the Merger Agreement.

Equity Awards

What will happen to my Genomic Health RSUs, and stock options if any, when the transaction is closed?

Until the transaction closes, all outstanding equity awards will continue to vest and remain outstanding in accordance with their existing terms.

On the date the transaction closes:

•      RSUs: Each Genomic Health RSU will be assumed and converted into an RSU award of Exact Sciences on the same terms and conditions as were applicable to the RSU immediately prior to the merger.  If the holder experiences a qualifying termination1 upon

1  A “qualifying termination” generally means that you are terminated without “cause” or you resign due to:

•                  A relocation of your principal work location to a location that is in excess of 50 miles from your principal work location immediately prior to the closing, or

•                  A material decrease in your base salary (except for a reduction due to a change of duties as a result of disability or as part of a broad cost-cutting effort).

Your ability to claim a qualifying termination is subject to certain procedural notice requirements.

or within 18 months after closing, the portion of the award that is scheduled to vest during the 12 months following the date of termination will accelerate and vest.  The number of shares of Exact Sciences common stock subject to the RSU award will be calculated in accordance with the Merger Agreement.

•                  Vested Stock Options: Each Genomic Health stock option that is vested at closing will be cancelled in exchange for the right to receive a payment in a combination of cash and Exact Sciences shares, based on the difference between the value of the merger consideration (as described under “What does “$72.00 per share” in a cash and stock transaction mean?” below) and the exercise price payable per share under such stock option.

What does “$72.00 per share” in a cash and stock transaction mean?

This means that if you are a shareholder on the date the transaction closes you will receive part of the value for each share of Genomic Health stock in cash ($27.50) and the remainder in the form of shares Exact Sciences’ common stock ($44.50), subject to a fixed-value collar.

What is a fixed-value collar noted in the conversion of Genomic Health stock to Exact Sciences stock?

The fixed-value collar is an arrangement whereby you will receive the $72.00 value if the Exact Sciences’ measurement price (which is an average of Exact Sciences stock prices for a period leading up to the date the transaction closes) is between $98.79 and $120.75 on the date the transaction closes.  If the Exact Sciences stock price is outside that range, the consideration per share will be more (or less) than $72.00.  The proxy statement/prospectus will also contain an explanation of the fixed-value collar.

What happens to my shares that I received in settlement of vested RSU awards after the transaction is finalized?

Vested RSU shares are shares of Genomic Health common stock owned by you and will be treated the same way as all other Genomic Health shares.  Any shares you own in Genomic Health at the time of closing (including vested RSU shares) will entitle you to receive $72.00 per share of total consideration, consisting of $27.50 per share in cash and $44.50 in shares of Exact Sciences common stock, subject to a fixed-value collar.

Will my unvested equity awards continue to vest after the transaction is closed?

Yes. Your unvested equity awards will be assumed by Exact Sciences and converted into an Exact Sciences award with the same vesting terms as the original Genomic Health award, except that you will receive the vesting protection described below if you experience a qualifying termination1.  The terms of any unvested equity award are available by logging into the Morgan

Stanley StockPlan Connect website at https://stockplanconnect.morganstanley.com/cesreg/Home/Home.html#/home.

If my position is eliminated after the transaction closes, what happens to my unvested equity awards?

If you experience a qualifying termination1 on or within 18 months after the closing, the portion of your unvested Exact Sciences equity award that is scheduled to vest in the 12 months following your termination will accelerate and vest and the remainder of the award will be forfeited.

If my position is eliminated before the transaction closes, what happens to my shares that I received in settlement of vested RSU awards?

Your vested RSU shares are Genomic Health shares owned by you and will be treated as all other Genomic Health shares, even if your position is eliminated.

Can I elect to have my Genomic Health shares underlying my vested RSU awards not be converted as part of the transaction?

No. When the transaction closes, Genomic Health will become a wholly-owned subsidiary of Exact Sciences and will no longer be a publicly-traded company.  When the transaction closes, all outstanding Genomic Health shares (including those underlying vested RSU awards) will automatically be converted into the right to receive cash and Exact Sciences shares as part of the transaction and you are not required or given the option to elect any other treatment.

Will I need to accept my “new” Exact Sciences award?

After the closing, Exact Sciences will provide you with notices of your rights and agreements for your converted equity awards.  Your equity awards will be automatically converted and assumed by Exact Sciences, so you will not need to accept the “new” awards.

What is the tax impact of the transaction?

Stockholders will receive a proxy statement in connection with the transaction, and Genomic Health will hold a special meeting of stockholders to vote on approval of the transaction and related matters.  The proxy statement/prospectus will contain a summary of the expected U.S. federal income tax consequences of the transaction on any Genomic Health shares.  Tax consequences of the transaction on your equity awards may differ depending on the type of award and your personal circumstances.  We strongly recommend that you consult your personal tax professionals to discuss your personal tax questions and the tax implications of this transaction.  If you do not have such an advisor, we urge you to engage one.

Will I be asked to vote on the transaction?

All Genomic Health stockholders will be asked to vote on the transaction and will receive a proxy statement that contains important information about the merger and the other proposals being voted on at a Genomic Health special meeting of shareholders.  If you are a stockholder, we encourage you to read the proxy statement carefully and in its entirety. Your vote is important.

ESPP

What happens to my contribution if the closing is after the November 29, 2019 purchase date?

If the transaction has not closed by November 29, 2019 (the end of the current offering period under the ESPP), your option to purchase Genomic Health shares will be exercised on November 29, 2019 unless you withdraw from the offering period prior to such date.

If you are a current participant in the ESPP, you will not be able to increase your rate of payroll contributions to the ESPP.

If you are not a current participant in the ESPP, you will not be able to enroll in the ESPP.

What happens to my contribution if the closing is before the November 29, 2019 purchase date?

If the transaction closes before November 29, 2019, the current offering period will be shortened by setting a new purchase date, which will occur four trading days prior to the closing.  Your option to purchase shares will automatically be exercised on the new purchase date unless you withdraw from the offering period prior to that date.

If the current ESPP purchase period concludes before the closing of the transaction, will another one start under the GHI Plan?

No.  If the current ESPP purchase period concludes before the transaction closes, no additional offering period will commence.

What will happen to my ESPP shares when the transaction closes?

Any shares owned in Genomic Health at the time of closing (including those purchased under the ESPP) will entitle you to receive $72.00 per share of total consideration, consisting of $27.50 per share in cash and $44.50 in shares of Exact Sciences common stock, subject to the fixed-value collar described above.

Compensation & Benefits

What happens to my compensation and benefits before and after the transaction with Exact Sciences?

Until the transaction closes, which is expected by the end of 2019, Exact Sciences and Genomic Health will continue to operate as independent companies. You will continue to be paid and receive benefits as usual.

For a period of one year after the closing date, each Genomic Health employee who remains employed will be provided with a base salary and target annual cash bonus opportunities, in the aggregate, that are no less favorable than the base salary and target annual cash bonus opportunities, in the aggregate, provided as of immediately prior to closing.  Additionally, for a period of one year after the transaction closes, each Genomic Health employee who remains employed will be provided retirement (e.g., for U.S. employees, your 401(k) plan) and welfare benefits, in the aggregate, that are no less favorable than the retirement and welfare benefits, in the aggregate, provided as of closing.  However, the foregoing is not a guarantee of compensation, benefits or employment.

Genomic Health and Exact Sciences will work together in the coming months to ensure a smooth transition and integration process after the closing, including with respect to compensation and benefits.

Will my benefits change (e.g., medical, vacation, retirement)?

Until the transaction closes, we will continue to operate as a separate company and your benefits will remain unchanged.  As noted above, for a period of one year after the transaction closes, Exact Sciences will provide you with retirement (e.g, for U.S. employees,  your 401(k) plan) and welfare benefits, in the aggregate, that are no less favorable than the retirement and welfare benefits, in the aggregate, provided as of closing, even if the benefits themselves change.  More information will be released in due course as additional decisions are made.

What will happen to my ability to earn a bonus under the Genomic Health Corporate Bonus Plan?  How will 2019 bonuses be calculated if the transaction does not close until 2020?

The Genomic Health Corporate Bonus Plan will remain in place until the transaction closes.  If the transaction does not close before February 2, 2020, Genomic Health will pay 2019 bonuses in the ordinary course consistent with past practice based on actual performance levels.  As we note above, for a period of one year after the transaction closes, Exact Sciences has agreed to provide each Genomic Health employee with base salary and target annual cash bonus opportunities that, in the aggregate, are no less favorable than the base salary and target annual cash bonus opportunities provided to the employee as of the closing.

In addition, if you experience a qualifying termination1 on or within 12 months of the closing of the transaction, you will be paid a pro-rated bonus for the year of termination, based on target performance levels and prorated for the portion of the fiscal year that you worked.

How will 2019 bonuses be calculated if the transaction closes before the end of 2019?

In this instance, the calculation of bonuses will be determined following discussion of the joint integration team.

Will the 401(k) year-end contribution still be made for U.S. employees?

Yes, the Genomic Health 401(k) plan will continue unchanged until the transaction has closed, and Genomic Health will continue to match your contributions under the current terms of the plan.  In addition, at closing, Genomic Health may fund a pro-rated portion of the year-end contribution (which will be fully vested) to the 401(k) plan if the closing occurs before January 1, 2020.  Otherwise, the year-end contribution will be made in full according to the plan provisions and eligible compensation earned in 2020 will be used to determine a pro-rated contribution for 2020.

Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this communication regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any  law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations;  the ability of Exact Sciences and Genomic Health to receive the required regulatory approvals for the proposed merger with Genomic Health and approval of Genomic Health’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information

In connection with the proposed transaction, Exact Sciences will file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Genomic Health’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health when it becomes available. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at 608-535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300.

Participants in the Solicitation

Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.